Contact

www.linkedin.com/in/james-dempsey-47543916 (LinkedIn)

Top Skills

Music Industry

Music

Entertainment

James Dempsey

President/Founder at WebWowZer, Inc.

Washington DC-Baltimore Area

Summary

WebWowZer is a website builder that encapsulates simplicity, affordability, and creativity. Our easy-to-navigate and user-friendly interface is loaded with customized tools and useful/informative resources. You will be able to find guides and tips to building a website for virtually every industry and business segment. Multiple-language options allow you to connect with people worldwide.
We support a comprehensive variety of digital needs and website features you need. At WebWowZer, we aim to help everyone needing a website, and provide a platform to allow people creating their first website, to people who create websites for others.

The simplicity, flexibility, the wealth of tools and features embedded in our website building platform, make it ideal for anyone taking the first step towards creating an online presence. The websites created with WebWowZer are SEO-friendly, thanks to the unique architecture that makes it simple for search engine crawlers to crawl through

WebWowZer! It's all about you!

Experience

Webwowzer, Inc.

Founder/CEO

January 2021 - Present (2 years 8 months)

United States

Opening online September 1st, 2021. www.WebWowZer.com
WebWowZer is a cloud-based, user-friendly DIY (Do It Yourself) website design and development hosting platform that allows millions around the world a way to create their own website or have WebWowZer's web professionals build your website for a small fee.

This DIY website builder will provide a service ranging from the new business owner through established businesses and will offer:

Hundreds of website templates
Multiple languages
DIY custom editor and website builder
Search engine optimization (SEO) tools
Scheduling & Event calendars
E-Commerce store
Fulfillment & Shipping Services
Video conferencing
Music and video players
Electronic mail marketing services
Essential business marketing services and more.

WebWowZer will offer three DIY subscription pricing levels to provide different level of services and tools to serve the subscriber's needs while using WebWowZer’s website builder.

WebWowZer was founded with the belief that everyone should have an easy, user-friendly way to show, grow their business(s) and present themselves to the world.
WebWowZer has the fundamental belief that 3 percent of the company’s profits will go to offering educational scholarships and to nonprofit donations to assist individuals and organizations that could use some financial assistance or as we like to say, could use a helping hand.

WebWowZer will also offer 3 levels of e-commerce with fulfillment and shipping services on your dashboard such as the 'Printful' App, so you don't have to invest in your own inventory. This "service on demand" are just one of the partners we have formed alliances with.

Professional Big Band Vocalist / Sinatra Balladeer & Torch Singer

James Anthony - Big Band Vocalist
June 1982 - Present (41 years 3 months)
Washington D.C. Metro Area

Award winning vocalist James Anthony is a dynamic alpha singer with a unique sounding trained baritone voice. Together with his music director, they have arranged fabulous music from The Great American Songbook, Broadway songs, Romantic Ballads and Torch Songs. We would be happy to bring the show to your venue.

Mr. Anthony has a wonderful history within the entertainment industry. Some of which include RCA Records as a session artist and the famed Good Music Agency as a national touring artist and was also inducted in the Las Vegas Rock & Roll Hall of Fame in 2013 for his work during the 1980s. James has reemerged to perform some of most amazing American Standards made popular by legendary singers.

James Anthony's uniquely rich tone grabs you on the first note having wonderful results. James has recorded a new CD titled, "Blue Again, but That's Life," and is currently with Warner Bros. Level.

Show Production

Operations/Music Production Director

April 2005 - Present (18 years 5 months)

United States

Working within the entertainment industry is not for the weary. My extensive management/director experience with a complete understanding of the entertainment industry combined with extensive executive management offer only the highest level of understanding and dedication towards entertainment production, promotion and direction. I'm proud of the agency and entertainment contacts I've acquired knowing that top names in entertainment are just a phone call away.

• Responsible for venue production and direction addressing operational procedures, departmental communication, sales & marketing review/collaboration, resource responsibility and delegation.
Personnel direction within a positive environment, offering proven methodology, creative thinking, employee participation, listening and rewarding.
• Entertainment contractual review and negotiations, Providing solid business solutions to meet strategic requirements, controlling capital expenditures and operating costs within budgetary constraints. Understanding of departmental responsibilities/procedures towards robustness, resiliency and the ability to make decisions and accommodate out of the ordinary interruptions towards day-to-day operations and if necessary, facilitate prompt restoration without escalating to costly disaster recovery procedures.
• Personally responsible for artist production/development, partnering and/or coordinating the visual/audio and set design while working with the artist to bring the production experience to the highest level.

In summary, there is no question that maintaining a skilled staff to promote smooth, continuous, and efficient operations to meet project demands, deadlines and budget are the normality of business but, the entertainment business is not the norm. It takes years of working it to understand the operations of the industry. Years of business experience along with entertainment experience are what it takes to be on top of your game and succeed with absolute confidence.

Alpha vocalist/Independent recording/touring drummer

Alpha Vocalist/Independant session/touring artist RCA Records, GMA (Good Music Agency)

October 1982 - Present (40 years 11 months)

Greater Los Angeles Area

Working within the music industry as a union and nonunion player and session/touring artist in Las Vegas, Los Angeles and Dallas. This included services and performing with/for various bands, record label recording studios and large venue agencies during the 80s. James was inducted into the LV Rock & Roll Hall of Fame in 2013 as the Drummer during the early 80s for the famed band "Roadhouse" based in Las Vegas, NV.

Love It Productions

CEO/Executive Producer

May 2010 - August 2021 (11 years 4 months)

Global

Love It Productions is a production and promotions company with over 50 years of combined experience in the live entertainment and recording industry. Formally Dempsey's Talent, LLC, our beliefs are the same, only wiser. In an industry where content is king, we value our business relationships and we are devoted to providing our clients with the talent buying power and leverage they require to succeed. It is our goal to bring high-quality, live entertainment to the ticket holders so they will have a most memorable experience.

Love It Productions will recruit personnel and entertainers with the same beliefs, so as to work and communicate to provide entertainment of the highest degree. Whether you are an established entertainer or an up and coming artist or group, we seek entertainment partners with those who share our vision and passion for the live entertainment industry. We wish to develop a partnership as a partner-based approach, to forge a close relationship with talent and talent management teams to leverage our experience and bring out the best in entertainment.

Love It Productions is able to serve the entertainment and outsourcing needs of casinos, festivals, performing arts centers, corporate events, universities and more. We do our best to advocate for the artists to support the positive doings, and voice against the wrongdoings of those that wish to take advantage of the artists.

Sign Smart, Inc.
President
February 1991 - January 2005 (14 years)

Making the decision to put aside my music career to start a family was emotionally challenging yet was so rewarding. During my development and expansion of Sign Smart, I raised 2 beautiful daughters and still maintained a support base for the local and national music artists by providing and fulfilling their set design needs. Whether those needs were backdrops, graphic services, web design or even as an investing partner in a production resulting in a positive return, I did what I could for the music industry.

As CEO, my duties never ended.
• Responsible for implementing an organizational structure that addresses logistics, procedures and information management towards the sign/graphics/display business.
• Supported multiple operating sites appropriate for supporting the business activities of the institution offering creative, strategic thinking towards marketing development utilizing industry targeting with the approach of "Strategize and Execution".
• Provided solutions which met strategic requirements with reduced resources to control capital expenditures and operating costs.
• Provided training to management personnel for departmental responsibilities/procedures towards robustness, resiliency, handle and accommodate interruptions to operations and to facilitate prompt restoration without escalating to more drastic and costly recovery procedures.
• Maintaining a skilled staff to promote smooth, continuous, and efficient operations to meet project deadlines and demands.

Roadhouse Band - Inducted into LV Rock & Roll Hall of Fame
Drummer/Backup Singer
November 1982 - March 1984 (1 year 5 months)

Las Vegas, Nevada Area

I joined the well known band Roadhouse as their final drummer before their retirement. Roadhouse produced vinyl albums and was very popular during the 70s and 80s. It was this notoriety the brought us to be inducted into the Las Vegas Rock and Roll Hall of Fame in 2013.   We, as musicians, practice, rehearse, endure long drives every week for years and glad to do it all over again for that moment of glory on stage.

Education

US Navy

Honorable Discharge, US Naval Aviation · (1978 - 1982)

Court Reporting Institute of Dallas

Associate's Degree, Stenography · (1988 - 1990)

Chaparral High - Las Vegas

Diploma, Music, Chior · (1973 - 1977)